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                                                                  EXHIBIT (A)(7)

[LOGO OF PUGET SOUND ENERGY]

                                                                  July 11, 1997

Dear Shareholder:

  Puget Sound Energy, Inc. (formerly Puget Sound Power & Light Company) is offering to purchase any and all shares of certain series of its preferred stock. The offer gives shareholders the opportunity to sell their shares without the usual transaction costs associated with a market sale. The enclosed Offer to Purchase and the Letter of Transmittal are being provided to help you understand the terms of Puget Sound Energy's offer. I encourage you to read carefully these materials before making any decision with respect to the offer.

  The front cover of the Offer to Purchase lists the various series of preferred stock that Puget Sound Energy is offering to purchase and the applicable purchase prices.

  All of the shares that are properly tendered (and are not withdrawn) will, subject to the terms and conditions set forth in the Offer to Purchase and Letter of Transmittal, be purchased at the applicable purchase price (net to the selling shareholder). Shares that have been tendered and not purchased will be returned to the shareholder.

  If you do not wish to sell your shares, you do not need to take any action.

  If you want to tender your shares, the instructions on how to do so are explained in detail in the enclosed materials.

  Additional copies of the Offer to Purchase and related documents may be obtained from MacKenzie Partners, Inc. at (800) 322-2885. Questions concerning the offer should be directed to Smith Barney Inc. at (800) 655-4811.

  The August 1997 dividend for each series of preferred stock has been declared and will be paid on August 15, 1997 to holders of record as of the close of business on July 21, 1997. A tender of shares pursuant to the offer will not deprive a shareholder of his or her right to receive the August 1997 dividend regardless of when such tender is made. Shares tendered and purchased pursuant to the offer will not accrue any future dividends.

  Puget Sound Energy, its Board of Directors and its officers make no recommendation to shareholders whether to tender any or all their shares.

                                          Sincerely,

                                          /s/ R.R. Sonstelie

                                          Richard R. Sonstelie
                                          Chairman & Chief Executive Officer